UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          NOTIFICATION OF LATE FILING

                                  Form 12b-25

Sec. File Number 0-33135                                Cusip Number
                 -------                                             -----------

                                  [Check One]

       [ ]Form 10-K [ ]Form 20-F [ ]Form 11-K [X]Form 10-Q [ ]Form N-SAR

                      For the Period Ended: June 30, 2006
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[ ]Transition Report on Form 10-K
[ ]Transition Report on Form 20-F
[ ]Transition Report on Form 11-K
[ ]Transition Report on Form 10-Q
[ ]Transition Report on Form N-SAR

For the Transition Period Ended_________________________

Read Instructions [on back page] Before Preparing Form.
Please Print or Type
Nothing in this form shall be constructed to imply that the Commission has verified any information contained herein If the notification relates to a portion of the filing checked above, identify the Item[s] to which the notification relates:

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PART I - REGISTRANT INFORMATION

Full Name of Registrant:  Adsouth Partners, Inc.
Former Name if Applicable:
Address of Principal Executive Office [Street and Number]:  1141 South Rogers
                                                            Circle, Suite 11
City, State and Zip Code:  Boca Raton, FL  33487

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Part II - Rules 12b-25[b] and [c]

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25[b], the following should be completed.

[Check box if appropriate]

[X] [a] The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expenses;

[X] [b] The subject annual report, semi-annual report, transition report on Form 10-K, Form 2-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [c] The accountant's statement or other exhibit required by Rule 12b-25[c] has been attached if applicable.

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Part III - Narrative

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q or N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. [Attach Extra Sheet if Needed]

On June 22, 2006, Adsouth Partners, Inc. (the "Company") entered into an asset purchase agreement to of sell substantially all of the assets of its business relating to the direct, wholesale and retail marketing and sales of consumer products, which is the line of business which the Company refers to as its products business and such transaction closed on August 1, 2006. From June 22, 2006 through August 1, 2006, a significant amount of the resources of the Company were directed at consummating the sale of the Company's products business resulting in delays in providing certain information necessary to complete the Company's Quarterly Report on Form 10-QSB. The Company expects to file its Form 10-QSB for the second quarter of 2006 on or about August 21, 2006.

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Part IV - Other Information

     [1] Name and telephone number of person to contact in regard to this notification:

         Anton Lee Wingeier       561            750-0410
         ------------------       ---            --------
              [Name]          [Area Code]     [Telephone No.]

     [2] Have all other periodic reports required under Section 13 or 15[d] of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months [or for such shorter period that the registrant was required to file such reports] been filed? If answer is no, identify report[s]. [X]Yes [ ]No

     [3] Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?                          [ ]Yes     [X]No

 If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                                 Adsouth, Inc.
               [Name of Registrant as Specified in Charter]

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 14, 2006              By:/S/
      ---------------              ------------------
                                   Anton Lee Wingeier

                               (Chief Financial Officer)


Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative [other than an executive officer], evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                    ATTENTION

       Intentional misstatements or omissions of fact constitute
        Federal Criminal Violation [SEE 18 U.S.C.1001]

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25[17 CFR 240.12b-25] of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25, but need no restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

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